Commission File Number 001-31914
EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
FURTHER ANNOUNCEMENT IN RELATION TO
THE DISTRIBUTION OF 2010 H SHARE FINAL DIVIDEND
The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) hereby announces the following further information in relation to the distribution of 2010 H share final dividend.
Due to the recent changes of the tax regulations of the People’s Republic of China (the “PRC”), the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45) ( , ( ) ( ) ) (the “Circular”) was repealed pursuant to the Announcement on the List of Fully and Partially Invalid and Repealed Tax Regulatory Documents ( , ) issued by the State Administration of Taxation on 4 January 2011. According to the Circular, individual foreigners who were the holders of H shares were temporarily exempted from PRC individual income tax for the dividends (bonus) paid by domestic enterprises which issued such H shares. As the Circular has been repealed, the individual shareholders who hold the Company’s H shares and whose names appear on the register of H shareholders of the Company on the record date (i.e. 3 June 2011) (the “Individual H Shareholders”) can no longer be exempted from the PRC individual income tax based on the Circular when the Company distributes the 2010 H share final dividend.

Commission File Number 001-31914
Pursuant to the PRC Individual Income Tax Law ( ), the PRC Implementation Regulations of the Individual Income Tax Law ( ), the Tentative Measures on Withholding and Payment of Individual Income Tax ( ), the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No. 124) ( ( ) ( ) ), the Notice of the State Administration of Taxation on the Questions Concerning the Levy and Administration of Individual Income Tax After the Repeal of Guo Shui Fa [1993] No. 45 (Guo Shui Han [2011] No. 348) ( ( ) ) and other relevant laws and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Shareholders in respect of the 2010 H share final dividend to be distributed to them. However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:
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For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

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For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

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For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

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For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related treatments.

Commission File Number 001-31914
For non-resident enterprise H shareholders, the Company will withhold and pay enterprise income tax at the tax rate of 10% for such H shareholders according to the relevant tax regulations.
Should the H shareholders of the Company have any doubt in relation to the aforesaid arrangements, they are recommended to consult their tax advisors for relevant tax impact in Mainland China, Hong Kong and other countries (regions) on the possession and disposal of the H shares of the Company.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 18 July 2011
As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh